

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Andrew Rubenstein
Chief Executive Officer
Accel Entertainment, Inc.
140 Tower Drive
Burr Ridge, Illinois 60527

> **Re: Accel Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 19, 2020**
> **File No. 333-236501**

Dear Mr. Rubenstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicolas Dumont, Esq.